
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549



                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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             FORM 4                                                                                           OMB APPROVAL
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[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
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1. Name and Address of Reporting Person *

Lipner                      William
   (Last)                   (First)                 (Middle)


2 Pickwick Plaza
                            (Street)

Greenwich                    CT                      06830
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Arinco Computer Systems Inc./ "ARCU"

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

June 2000

5. If Amendment, Date or Original (Month/Year)


6. Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                          10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       President and Chief Operating Officer
       -------------------------------------


7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code       V     Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)   (Instr. )
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of                  (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative           Day/                                                     Year)
                                            Security      Year)
                                                                      --------------------------------------------------------------

                                                                      Code    V         (A)           (D)        Date        Expira-
                                                                                                                 Exer        tion
                                                                                                                 cisable     Date
----------------------------------------  -------------  ---------    -------------  ----------    -----------   ---------   -------

Non Qualified Stock                        $0.50 per     06/26/00      A                (A)                      (1)        06/26/10
                                               share
Options

Series B Convertible                             (2)                                                             Immed.

Preferred Stock, par value

$0.01 per share
----------------------------------------  -------------  ---------    -------------  ----------    -----------   ---------   -------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------

Common Stock, par          400,000                          400,000         (D)

value $0.01 per share

Common Stock, par          800,000                           20,000         (D)

value $0.01 per share
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) One-fourth of such options vested on 06/26/2000, one-fourth of such options vest on 06/26/2001, and the remaining options vest monthly from 06/26/2001 until 06/26/2003.

(2) Each share of Series B Convertible Preferred Stock is convertible into 40 shares of Common Stock.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


          /s/ William Lipner                               July 12, 2000
-----------------------------------------------         -----------------
      **Signature of Reporting Person                          Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1474 (9-96)